UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 3, 2008                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                         NEWS RELEASE SEPTEMBER 3, 2008


            ROCHESTER RESOURCES PROVIDES EXPLORATION AND DEVELOPMENT
                 UPDATE AT THE FLORIDA AREA, MINA REAL PROJECT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) is pleased to provide an update on exploration and development at the Florida Area, Mina Real Project. Extensive work has been completed over the past several months, cutting 13 new vein systems at Florida NW in addition to the discovery of the Florida 4 vein system. In order for the company to access the Florida North area and particularly Florida 4, 6.3 kilometres of access roads were completed. These access roads ended up cutting and exposing 13 vein systems at Florida NW at the 1300m -> 1400m elevation, above the known favourable mineralized horizon in the area.

The company is developing a long range mine plan, using drift development as an exploration tool at Florida 4 by harnessing the local topography to develop 7 drifts at different topographic elevations. These 7 drifts will help build an infrastructure for mine development, and generate a clearer understanding of the mineralogy and economics of the vein system. Furthermore the drifts will create an access point from the centre of the Florida 4 vein system to the 13 vein systems located due east at Florida NW by way of a cross-cut. The cross-cut will take place at the 1140 metre elevation level, understood to be an elevation in the area where economic mineralization is prevalent. The cross-cut will be approximately one kilometre from the centre of the Florida 4 vein system and is planned to intersect all 13 vein systems at Florida NW. This is expected to be the most cost-effective and efficient method to access these vein systems at their favourable horizon. Upon success, the company will have an extensive infrastructure in place to mine 14 vein systems. The company anticipates these developments will translate to significant internal growth for the company in 2009. Currently, the company is developing the 7 drifts at Florida 4 and anticipates being in the centre of the Florida 4 system at the 1140m level within 3 to 4 months. The completion of the cross-cut to Florida NW's 13 vein systems should take an additional 4 to 6 months at which point the company, if successful, will be in position to further expand operations.

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration, development and production of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits.



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                                      -2-

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, and a workforce in place to advance its projects through to mine development.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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